IWEB, INC.

8952 Bracken Clift Court

Las Vegas, Nevada 89129

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: IWEB, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 1, 2015

File No. 333-205835

Dear Mr. Spirgel,

This letter sets forth the response of IWEB, Inc. (“IWEB” or the “Company”) to the Staff’s comment letter received September 11, 2015. Further, we have filed an Amendment No.2 to the Registration Statement on Form S-1A1 filed September 1, 2015, to address the comments as referenced in our responses below.

Item 3. Prospectus Summary, page 3

1.	You state that if you receive less than 40% of your offering, you may resort to borrowing funds from your director or selling additional stock. Please revise to clarify whether your director has committed to lending money to the company in such a contingency. Clarify the risk that you may not be able to sell additional common stock if you were unable to sell all the stock in this current offering.

Response: The Company has clarified that our director has not committed to lending money at this time, and also that there is a risk that we will not be able to sell additional shares of common stock if we cannot sell shares in this offering.

2.	Please revise to disclose what percentage of his business time Mr. Kolyvayko intends to dedicate to the company’s business affairs.

Response: The Company has disclosed that Mr. Kolyvayko dedicates twenty five hours per week to the Company’s business affairs.

Management's Discussion and Analysis or Plan of Operation, page 31

3.	In response to our prior comment 14, you state that the company incurred no costs in generating its revenue. Please revise to clarify why this is the case, and explain the extent you expect your operating expenses to remain this low in the future.

Response: The Company did not incur any costs in generating its original revenue because the sole Officer and Director personally paid the funds, already had the web-programming application, templates, software and as such he did not count it as a Company liability. In the future the costs in generating our revenue will increase, as the Company will now begin to pay for its own needs.

Yours Truly,

/s/ Dmitriy Kolyvayko

Dmitriy Kolyvayko

President

IWEB, Inc.